22nd Century Group, Inc.
9530 Main Street
Clarence, NY 14031
Tel.: 716-270-1523

September 19, 2011

Mr. John Dana Brown
Attorney-Advisor
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

Re:	22nd Century Group, Inc. (the “Company”)
Amendment No. 7 (“Amendment No. 7”) to Registration Statement on Form S-1 (the “Form S-1”)
Filed September 12, 2011
File No. 333-173420

Dear Mr. Brown:

In response to oral comments of the Staff of the SEC regarding Amendment No. 7 (the “September 19 Comments”) that Ms. Sonia Bednarowski communicated in a telephone call today to the Company’s outside counsel, Mr. Patrick G. Quick of Foley & Lardner LLP, the Company has filed Amendment No. 8 to the Form S-1 (“Amendment No. 8”).  Amendment No. 8 includes the following revisions in response to the September 19 Comments:

•	On page 1, the Company added the heading “Private Placement Offering” above the disclosure regarding the January 25, 2011 private placement offering.

•
The Company moved the paragraph that appeared on page 3 of Amendment No. 7 regarding the January 25, 2011 private placement offering not generating sufficient funds to complete the FDA approval process to page 1 under the heading “Private Placement Offering” and emphasized introductory and closing sentences of that paragraph by bolding the font.

•	On page 2, the Company added the following headings: “Current Default Under NCSU License” and “Operations”.

•	On page 2, the Company added a sentence to disclose the current balance owed to NCSU under the heading “Current Default Under NCSU License”.

Other than the revisions above in response to the September 19 Comments, Amendment No. 8 does not reflect any other substantive revisions.

*           *           *

In connection with responding to the September 19 Comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments regarding this letter, the response contained herein or the Registration Statement on Form S-1 referred to above, please contact the undersigned or Patrick G. Quick of the Company’s outside counsel, Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, WI 53202; Telephone No.: (414) 297-5678, Facsimile No.: (414) 297-4900; email: pgquick@foley.com.  Thank you for your cooperation.

Sincerely,

/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer
22nd Century Group, Inc.